EXHIBIT 99.1

LENOX	Wealth Management	8044 Montgomery Road Suite 480 Cincinnati, Ohio 45236
Office (513) 618-7080 – (800) 472-5734 – Fax (513) 618-7079		financial solutions since 1887

May 11, 2010

The Franklin Savings and Loan Company
Employee Stock Ownership Plan
Attn:           Thomas H Siemers, Trustee
4750 Ashwood Drive
Cincinnati, Ohio 45241-2453

Re:	First Bankers Trust: Special Trustee

Dear Tom:

In your letter dated May 6, 2010 you again refused to accept our offer to purchase all of the voting shares held by the Franklin Savings and Loan Company Employee Stock Ownership Plan (the “ESOP”) at a substantial premium.

This time your excuse for failing to put the ESOP’s interests above your own is that you hired a special trustee for the ESOP.

Your letter stated that your special trustee, First Bankers Trust Company, was prepared to discuss our offer.  Though not stated, we assumed that in delegating your fiduciary duties to First Bankers Trust Company, you would have given them all the power and authority necessary to accept our offer.

When we called your special trustee, we learned that none of this is true.  Here is what we learned when we called that representative of the special trustee you indentified in your letter:

•
This “special trustee” does not feel competent on its own to consider our offer and intends to hire a third party valuation firm/advisor (it would appear that you are now recycling your excuses as this is the same thing you said in your April 9, 2010 letter) and special counsel.

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You have not in fact given the special trustee the responsibility of overseeing the pass-through voting at the shareholders meeting, to ensure the confidentiality of participant voting (which was a condition of our offer).

•	The special trustee will not have the authority to delay the shareholders meeting.

•	The special trustee has advised us not to expect a response to our offer before the end of June.

Casting our offer aside to a special trustee with limited authority and the inability to decide until the end of June is a further breach of your fiduciary duty to the ESOP.  We imagine that your neglect to take your fiduciary duties seriously will be received with great disappointment by plan participants.

Sincerely,

/s/ Jason D. Long
Jason D. Long
Vice President